                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                        First Cherokee Bancshares, Inc.
            ------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
            ------------------------------------------------------
                         (Title of Class of Securities)

                                  319-45P-107
          ------------------------------------------------------
                               (CUSIP Number)

                              December 31, 1998
            ------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)



          Check the appropriate box to designate the rule pursuant to which this Schedule is filed

               [ ] Rule 13d-1(b)
               [x] Rule 13d-1(c)
               [ ] Rule 13d-1(d)


         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP No  319-45P-107
-------------------------------------------------------

     1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

               Everest Partners, L.P.
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

               New York
-------------------------------------------------------

Number of           (5)  Sole Voting Power    0
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power  36,000
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power    0
Person            ----------------------------------------
With                (8)  Shared Dispositive Power  36,000
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    36,000
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                6.5%
-------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                PN

     CUSIP No  319-45P-107
-------------------------------------------------------

     1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

               Everest Partners, Inc.
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

               New York
-------------------------------------------------------

Number of           (5)  Sole Voting Power    0
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power  36,000
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power    0
Person            ----------------------------------------
With                (8)  Shared Dispositive Power  36,000
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    36,000
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                6.5%
-------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                CO

    CUSIP No  319-45P-107
-------------------------------------------------------

     1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

               Everest Managers, L.L.C.
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

               New York
-------------------------------------------------------

Number of           (5)  Sole Voting Power    0
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power  36,000
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power    0
Person            ----------------------------------------
With                (8)  Shared Dispositive Power  36,000
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    36,000
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                6.5%
-------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                OO

     CUSIP No  319-45P-107
-------------------------------------------------------

     1) Names of Reporting Persons
I.R.S. Identification Nos. of Above Persons (entities only)

               David M. W. Harvey
-------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [  ]
     (b)  [  ]
-------------------------------------------------------

     3) SEC Use Only
-------------------------------------------------------

     4) Citizenship or Place of Organization

          U.S.A.
-------------------------------------------------------

Number of           (5)  Sole Voting Power    0
Shares            ---------------------------------------
Beneficially        (6)  Shared Voting Power  36,000
Owned by          ---------------------------------------
Each Reporting-     (7)  Sole Dispositive Power    0
Person            ----------------------------------------
With                (8)  Shared Dispositive Power  36,000
-------------------------------------------------------

      9)  Aggregate Amount Beneficially Owned by Each Reporting Person

                    36,000
-------------------------------------------------------

     10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-------------------------------------------------------

     11)  Percent of Class Represented by Amount in Row 9

                6.5%
-------------------------------------------------------

     12)  Type of Reporting Person (See Instructions)

                IN

Item 1:

        (a)  Name of Issuer:
                   First Cherokee Bancshares, Inc.

        (b)  Address of Issuer's Principal Executive Offices:

                    9860 Highway 92
                    Woodstock, Georgia 30188


Item 2:

        (a)  Name of Person Filing:

             This Amendment No. 1 to Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):
             Everest Partners, L.P. (the "Limited Partnership"), Everest
             Partners, Inc. (the "General Partner"), and Everest      Managers,
             L.L.C. (who are collectively referred to herein as the "Filing Persons"). The Limited Partnership is a New York limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers. Everest Partners, Inc., a New York corporation, is the general partner of the Limited Partnership. The manager for the Limited Partnership is Everest Managers, L.L.C., a New York limited liability company ("Managers") charged with management of the day-to-day affairs of the General Partner pursuant to the terms of a Management Agreement between the General Partner and Managers. The sole principal of Everest Partners, Inc. and Everest Managers, L.L.C. is David M. W. Harvey. The Filing Persons entered into a Joint Filing Agreement, dated July 29, 1998, a copy of which was filed with the Schedule 13G as Exhibit A, pursuant to which the Filing Persons agreed to file the Schedule 13G and amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. The Filing Persons expressly disclaim that they have agreed to act as a group.


        (b)  Address of Principal Business Office or, if none, Residence:

                    Job's Peak Ranch
                    Post Office Box 3178
                    Gardnerville, Nevada 89410


        (c)  Citizenship:

                    New York for Everest Partners, L.P., Everest Partners, Inc. and Everest Managers, L.L.C. David M. W. Harvey is a citizen of the U.S.A.

        (d)  Title of Class of Securities:
                    Common Stock

        (e)  CUSIP Number:
                    319-45P-107

Item 3: If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [  ]       Broker or dealer registered under section 15 of the Act
                         (15 U.S.C. 78o).
          (b) [  ]       Bank as defined in section 3(a)(6) of the Act (15
                         U.S.C. 78c).
          (c) [  ]       Insurance company as defined in section 3(a)(19) of the
                         Act (15 U.S.C. 78c).
          (d) [  ]       Investment company registered under section 8 of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-8).
          (e) [  ]       An investment adviser in accordance with
                         240.13d-1(b)(1)(ii)(E);
          (f) [  ]       An employee benefit plan or endowment fund in
                         accordance with 240.13d-1(b)(1)(ii)(F);
          (g) [  ]       A parent holding company or control person in
                         accordance with 240.13d-1(b)(1)(ii)(G);
          (h) [  ]       A savings association as defined in Section 3(b) of the
                         Federal Deposit Insurance Act (12 U.S.C. 1813);
          (i) [  ]       A church plan that is excluded from the definition of
                         an investment company under section 3(c)(14) of the
                         Investment Company Act of 1940 (15 U.S.C. 80a-3);
          (j) [  ]       Group, in accordance with 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 240.13d-1(c), check this box [X].


Item 4:   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned:

          36,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by each of Everest Partners, L.P. and Everest Partners, Inc. In its capacity as manager to Everest Partners, Inc., 36,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by Everest Managers, L.L.C. Everest Managers, L.L.C. and David M. W. Harvey expressly disclaim direct and beneficial ownership of the shares reported as deemed to be beneficially owned by them.

     (b)  Percent of class:  6.5%


     (c)  Number of shares as to which the person has:
           (i)   Sole power to vote or to direct the vote   0
           (ii)  Shared power to vote or to direct the vote  36,000
           (iii) Sole power to dispose or to direct the disposition of    0
           (iv)  Shared power to dispose or to direct the disposition of 36,000


Item 5:   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6:   Ownership of More than Five Percent on Behalf of Another Person.

                Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                Not applicable.


Item 8:   Identification and Classification of Members of the Group.

                Not applicable.



Item 9:   Notice of Dissolution of Group.

                Not applicable.


Item 10:    Certifications.

     (b) The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 1999               EVEREST PARTNERS, L.P.
                                   By its General Partner
                                   EVEREST PARTNERS, INC.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: President


Dated: January 14, 1999               EVEREST PARTNERS, INC.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: President


Dated: January 14, 1999               EVEREST MANAGERS, L.L.C.
                                   By:   /s/ David M. W. Harvey
                                      ----------------------------------
                                       Name: David M. W. Harvey
                                       Title: Managing Member

Dated: January 14, 1999
                                        /s/ David M. W. Harvey
                                       ----------------------------------
                                        Name: David M. W. Harvey